EXHIBIT 11

CODE OF BUSINESS CONDUCT AND ETHICS

OF

OPTIBASE LTD.

(as adopted by the Board of Directors on April 20, 2004)

Introduction

This Code of Business Conduct and Ethics (the “Code”) of Optibase Ltd. and any of its subsidiaries (the “Company”) covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees of the Company. All of our employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.

Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination of employment. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 12of this Code.

1.	Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built. All employees must respect and obey the laws of the cities, states and countries in which we operate. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from immediate supervisors, managers or other appropriate personnel.

2.	Conflicts of Interest

A conflict of interest exists when a person’s private interest interferes in any way with the interests of the Company.

You must avoid any personal activity, investment or association that could appear to interfere with good judgment concerning the Company’s best interests. You may not exploit your position for personal gain. You should avoid even the appearance of such a conflict. For example, there is a likely conflict of interest if you:

	•	cause the Company to engage in business transactions with relatives or friends;

	•	have more than a modest financial interest in the Company ’s vendors, clients or competitors; or

	•	compete, or prepare to compete, with the Company while still employed by the Company and a reasonable time thereafter.

There are many other situations in which a conflict of interest may arise.

It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier. You are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf.

Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management. Any employee, director or officer who becomes aware of a conflict or potential conflict should bring it to the attention of an immediate supervisor, manager or other appropriate personnel or consult the procedures described in Section 12of this Code.

3.	Insider Trading

Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. In order to assist with compliance with laws against insider trading, the Company has adopted a specific policy governing employees’ trading in securities of the Company. This policy has been distributed to all relevant employees. If you have any questions, please consult the Company’s Chief Financial Officer.

4.	Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves personal opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors (and/or the audit committee if required by any applicable law). No employee may use corporate property, information, or position for improper personal gain, and no employee may compete with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5.	Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies are prohibited.

Each employee should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

Aggressive selling should not include misstatements, innuendo or rumors about our competition or their products and financial condition. Do not make unsupportable promises concerning the Company’s products.

6.	Gifts

The purpose of business entertainment and gifts in a commercial setting is to create good-will and sound working relationships, and not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee, family member of an employee or agent unless it complies with all of the following: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with your immediate supervisor any gifts or proposed gifts that you are not certain are appropriate.

7.	Record-Keeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported.

Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your immediate supervisor or  the Company’s controller.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained.

Mistakes should never be covered up, but should be immediately fully disclosed and corrected. Falsification of any record is prohibited.

8.	Protection and Proper Use of Company Assets

All employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation.

Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

The obligation of employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

9.	Payments to Government Personnel

Because the Company is required to report to the U.S. Securities and Exchange Commission (“SEC”), the Company is subject to the U.S. Foreign Corrupt Practices Act, which prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, there are a number of laws and regulations in various countries regarding business gratuities that may be accepted by government personnel. The promise, offer or delivery to a government official or employee of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense.

10.	Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code may be made only by the Company’s Board of Directors and will be promptly disclosed as required by any applicable law or regulations of the Nasdaq NM.

11.	CEO and Senior Financial Officers

The Company’s Chief Executive Officer and Senior Financial Officers are also subject to an additional set of rules regarding the disclosure made in the Company’s periodic reports, as described in the Addendum for CEO and Senior Financial Officers, attached to this Code.

12.	Reporting any Illegal or Unethical Behavior

If you are in a situation that you believe may violate or lead to a violation of this Code, or if you are powerless to stop suspected misconduct or discover it after it has occurred, you must report it to the appropriate level of management at your location. Employees are encouraged to talk to their immediate supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. Your conduct can reinforce an ethical atmosphere and positively influence the conduct of fellow employees.

If you are still concerned after speaking with your immediate management or feel uncomfortable speaking with them (for whatever reason), you may directly contact Mr. Chaim Labenski, a member of the Audit Committee of the Company’s Board of Directors by sending a detailed note, with relevant documents, to the following address: [to complete - phone, fax, e-mail].

It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by employees.  Your calls, detailed notes and/or emails will be dealt with confidentially. You have the commitment of the Company and of the Audit Committee of our Board of Directors that you will be protected from retaliation.

ACKNOWLEDGMENT AND AGREEMENT
REGARDING THE CODE OF BUSINESS CONDUCT AND ETHICS

I acknowledge that I have been received and read Optibase’s Code of Business Conduct and Ethics and understand my obligations as an employee, director or officer of the Company to comply with the principles, policies and laws outlined in the Policy.

Employee’s/Director’s/Officer’s signature

Employee’s/Director’s/Officer’s Name [printed]

Position

Date

ADDENDUM FOR CEO AND SENIOR FINANCIAL OFFICERS

The Company has a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the Company. The CEO and all senior financial officers, including the CFO and principal accounting officer, are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest and compliance with law. In addition to the Code of Business Conduct and Ethics, the CEO and senior financial officers are subject to the following additional specific policies:

1.

The CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of the CEO and Audit Committee, as the case may be, any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings.

2.

The CEO and each senior financial officer shall promptly bring to the attention of the CEO and the Audit Committee, as the case may be, any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

3.

The CEO and each senior financial officer shall promptly bring to the attention of the CEO and of the Audit Committee, as the case may be, any information he or she may have concerning any violation of the Company’s Code of Business Conduct and Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

4.

The CEO and each senior financial officer shall promptly bring to the attention of the CEO and to the Audit Committee, as the case may be, any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Code of Business Conduct and Ethics or of these additional procedures.

5.

The Company’s Audit Committee and Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code of Business Conduct and Ethics or of these additional procedures by the CEO or the Company’s senior financial officers.

*     *     *